SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Novamerican Steel Inc.
(Name of Issuer)

Warrants
(Title of Class of Securities)

66986M 118
(CUSIP Number)

Gilbert E. Playford
Novamerican Steel Inc.
1050 University Avenue
Norwood, MA 02062
781-762-0123
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66986M 118	13D	Page 2 of 8 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,502,749
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,502,749
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,502,749
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 66986M 118	13D	Page 3 of 8 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford Revocable Trust 047840655
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☑
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,264,514
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,264,514
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,264,514
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 66986M 118	13D	Page 4 of 8 Pages

Introduction

This Amendment No. 2 amends and supplements the Schedule 13D filed on August 14, 2008 and amended on October 16, 2008 by Gilbert E. Playford and, as amended, by the Gilbert E. Playford Revocable Trust relating to the warrants to purchase one share of common stock of Novamerican Steel Inc., f/k/a Symmetry Holdings Inc.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to warrants (the “Warrants”) to purchase one share of common stock, par value $0.001 per share (the “Common Stock”) per Warrant issued by Novamerican Steel Inc., f/k/a Symmetry Holdings Inc. (the “Issuer”).  The Issuer’s principal executive office is located at 1050 University Avenue, Norwood, MA  02062.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Gilbert E. Playford. (“Playford”) and the Gilbert E. Playford Revocable Trust (the “Trust”), a revocable trust of which Playford is the settlor and sole trustee.
(b)	The business address of Playford is 1050 University Avenue, Norwood, MA 02062. The business address of the Trust is 5200 St. Andrews Island Drive, Vero Beach, FL 32967.
(c)
As of August 12, 2008, Playford indirectly beneficially owned warrants to purchase 238,235 shares of Common Stock owned by the Cheryle Darlene Playford Revocable Trust (the “Spouse Trust”), a revocable trust of which Playford’s spouse is the sole trustee, and warrants to purchase 399,181 shares of Common Stock owned by the Trust.  On October 14-16, 2008, the Trust acquired 1,609,759 Warrants on the open market.  On October 17-22, the Trust acquired 255,574 Warrants on the open market.  Playford is the non-executive Chairman of the Issuer, as well as the Chairman, Chief Executive Officer and President of GBS Gold, an international gold company.

(d)	During the last five years, neither Playford nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, neither Playford nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Playford is a citizen of Canada. The Trust is a Florida revocable trust.

CUSIP No. 66986M 118	13D	Page 5 of 8 Pages

Item 3.	Source and Amount of Funds or Other Consideration.
From August 8, 2008 through August 12, 2008, Playford indirectly acquired warrants to purchase 238,235 shares of Common Stock acquired by the Spouse Trust, and warrants to purchase 399,181 shares of Common Stock acquired by the Trust.  Each of the acquisitions described above was made on the open market at then-prevailing prices ranging from $.60-$.68 per warrant  The Spouse Trust financed its acquisition from funds contributed by Playford’s spouse through the use of her personal funds and the Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

On October 14-16, 2008, the Trust acquired 1,609,759 Warrants on the open market at the then-prevailing prices of $.40 and $.41 per Warrant.  The Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.

On October 17-22, 2008, the Trust acquired 255,574 Warrants on the open market at the then prevailing price of $.45 per Warrant.  The Trust financed its acquisitions from funds contributed by Playford through the use of his personal funds.  See Item 5 below.

Item 4.	Purpose of Transaction.

Playford and the Trust do not at the present time have any plans or proposals which relate to or would result in:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except the acquisition of shares underlying Warrants directly or indirectly owned by him as of the date hereof;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 66986M 118	13D	Page 6 of 8 Pages

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Playford may be deemed to be the indirect beneficial owner of 2,502,749 Warrants, over which he has shared voting and shared dispositive power, through the ownership of such Warrants by the Trust and the Spouse Trust, as more fully described in Item 2(c) and Item 3 above.  The 2,502,749 Warrants beneficially owned by Playford represent 26.0%, and the 2,264,514 Warrants beneficially owned by the Trust represent 23.6%, of the issued and outstanding Warrants based on 9,614,186 warrants issued and outstanding at October 22, 2008.

The following sets forth certain information regarding all transactions in the Warrants that were effected by Playford and the Trust during the past sixty days:

Entity	Date	Amount Bought (Sold)	Price Per Share	Where and How Effected
Trust	10/14/2008	1,205,000 Warrants	$.40	Open Market Purchase
Trust	10/15/2008	303,122 Warrants	$.40	Open Market Purchase
Trust	10/15/2008	50,000 Warrants	$.41	Open Market Purchase
Trust	10/16/2008	51,637 Warrants	$.40	Open Market Purchase
Trust	10/17/2008	75,074 Warrants	$.45	Open Market Purchase
Trust	10/20/2008	36,500 Warrants	$.45	Open Market Purchase

CUSIP No. 66986M 118	13D	Page 7 of 8 Pages

Trust	10/21/2008	94,000 Warrants	$.45	Open Market Purchase
Trust	10/22/2008	50,000 Warrants	$.45	Open Market Purchase

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

24.1	Power of Attorney (previously filed).

99.1	Joint Filing Agreement, dated October 16, 2008, between Gilbert E. Playford and the Gilbert E. Playford Revocable Trust (previously filed).

CUSIP No. 66986M 118	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

GILBERT E. PLAYFORD
Dated: October 24, 2008	By:	/s/ Karen G. Narwold
Name: Karen G. Narwold Title: Attorney-in-Fact

GILBERT E. PLAYFORD REVOCABLE TRUST By: Gilbert E. Playford, Trustee
Dated: October 24, 2008	By:	/s/ Karen G. Narwold
Name: Karen G. Narwold Title: Attorney-in-Fact